ITEM 77C: Submission of matters to a vote of security holders

(a) An annual Meeting of Stockholders of RMK High Income Fund, Inc. was held on July 16, 2004.

(b) At the Annual Meeting, stockholders elected J. Kenneth Alderman, William Jefferies Mann, and James Stillman R. McFadden to serve as Class I Directors of the Fund until the next annual meeting of stockholders in 2007, or until their successors are elected and qualified.

(c) The results of the final tabulation are as follows:

NOMINEES:			FOR			WITHHELD
J. Kenneth Alderman		18,935,688.1673		113,051.0000
William Jefferies Mann		18,923,126.1673		125,613.0000
James Stillman R. McFadden	18,929,801.1673		118,938.0000